Textmunication Holdings, Inc.

1940 Contra Costa Boulevard

Pleasent Hill, CA, USA 94523

Via EDGAR

October 7, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Maryse Mills-Apenteng, Special Counsel

Re:	Textmunication Holdings, Inc.

Amendment No. 3 to Registration Statement of Form S-1

Filed September 18, 2014

File No. 333-196598

Dear Mr. Mills-Apenteng:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 6, 2014 by Maryse Mills-Apenteng, Special Counsel of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Textmunication Holdings, Inc.

/s/ Wais Asefi
By:	Wais Asefi
Chief Executive Officer